UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2024 (January 9, 2024)

Quadro Acquisition One Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40077	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204, Newark, Delaware	19715
(Address of principal executive offices)	(Zip Code)

(302) 738-6680
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	QDROU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.001 per share	QDRO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50, subject to adjustment	QDROW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On January 12, 2024, Quadro Acquisition One Corp. (the “Company”) and Quadro Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Company Merger Sub”), entered into a Business Combination Agreement (the “BCA”) with NHC Holdings II, Inc., a Delaware corporation (the “Seller”), NHC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Seller (the “Seller Merger Sub”), Global Growth Holdings, LLC, a Delaware limited liability company (“Global Growth”), and Greg Lindberg, a resident of the State of Florida (the “Individual Target Sponsor,” and, together with Global Growth, the “Target Sponsors”). The Target Sponsors own, directly or indirectly, beneficial interests in certain affiliates (the “Target Affiliates”) conducting businesses related to collectibles and healthcare software and services, which Target Affiliates will be consolidated prior to closing as subsidiaries of Seller Merger Sub, as described in more detail in the BCA. The name and symbol under which the surviving company will trade following the Closing will be determined at a later date.

The BCA and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Company on January 12, 2024, and the Board of Directors of the Seller on January 12, 2024.

As the first step in the consummation of the transactions contemplated by the BCA, the Company will migrate to and domesticate as a Nevada corporation (the “Domestication”) in accordance with Section 92A.270 of the Nevada Revised Statutes and the Cayman Islands Companies Act (As Revised). In connection with the Domestication, (i) each then-issued and outstanding class A ordinary share, par value $0.001, of the Company shall convert automatically, on a one-for-one basis, into one share of class A common stock, par value $0.001, of the Company after the Domestication (the “Class A Common Stock”); (ii) each then-issued and outstanding warrant to purchase one class A ordinary share at an exercise price of $11.50 shall continue and remain outstanding on a one-for-one basis; and (iii) each then-issued and outstanding unit shall be canceled and entitle the holder to one share of Class A Common Stock and one warrant.

Following the Domestication, the parties will effect a merger of the Company Merger Sub with and into the Seller Merger Sub, with the Seller Merger Sub surviving such merger as a wholly-owned subsidiary of the Company (the “Merger”). As consideration for the Merger, the Company shall issue an aggregate of 208,715,500 shares of its Class A Common Stock (subject to adjustment) to the Seller and the Individual Target Sponsor (the “Merger Consideration”). All Class A Common Stock of the Company issued as part of the Merger Consideration shall be valued at Ten Dollars ($10.00) per share. The Merger Consideration is subject to adjustment upward or downward by an amount that is equal to the same percentage by which the Consolidated EBITDA (as defined in the BCA) of the Target Affiliates for the fiscal year ending December 31, 2023, exceeds or falls short of One Hundred Forty-Two Million Four Hundred Eighteen Thousand Nine Hundred and Ninety-One dollars ($142,418,991).

The BCA contains customary representations and warranties of the Company, the Company Merger Sub, the Seller, the Seller Merger Sub, and the Target Affiliates relating to their respective businesses, in certain cases subject to materiality and “Material Adverse Effect” qualifiers. The BCA also provides for customary pre-closing covenants of the parties, including a covenant to conduct their respective businesses in all material respects in the ordinary course consistent with past practice and to refrain from taking certain actions without the other parties’ consent. The parties have also agreed to, among other things, customary exclusivity provisions for transactions of this type.

The surviving company is expected to hire Prashant Upadhyaya as its Chief Executive Officer. Upadhyaya is an executive with over 28 years of experience in Advertising and Marketing, Media and Publishing, Certifications, Research & Consulting as well as Healthcare IT. The Individual Target Sponsor will not be an officer or director of the surviving company.

The Seller did not deliver to the Company completed disclosure schedules with exceptions to the representations and warranties of the Seller and the Seller Merger Sub at the time of the signing of the BCA. However, the Seller is required to deliver the fully completed disclosure schedules to the Company as soon as reasonably practicable, but in no event later than February 29, 2024. The Company will then have fifteen (15) business days to review the disclosure schedules. If the Company objects to any material adverse information contained in the Seller’s disclosure schedules and the parties cannot agree on reasonable and mutually satisfactory modifications to the BCA to address the Company’s objections, then the Company may terminate the BCA.

The Company is permitted under the BCA to seek a valuation presentation, either in the form of a fairness opinion or a valuation report, regarding the Merger Consideration for a period of time after the signing date. If the Company chooses to seek a valuation, it will engage a financial advisor within five (5) business days from the date of the BCA to provide such valuation presentation or fairness opinion as soon as practicable, but in no event later than February 11, 2024. The Company is required within two (2) business days after receiving the valuation presentation or fairness opinion from such financial advisor to determine in accordance with its fiduciary duties, whether the Merger Consideration is substantively fair, taking into account all relevant economic and financial terms of the transactions, to the Company’s Shareholders (a “Fairness Determination”). If the Board of Directors of the Company is unable in good faith to make a Fairness Determination, it may terminate the BCA subject to an obligation to seek to negotiate changes to the BCA with the Seller that would allow the Board of Directors of the Company to make a Fairness Determination.

Consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to the approval of the Domestication and the BCA by the requisite vote of the Company’s shareholders; effectiveness of a registration statement on Form S-4 that will include the Company’s proxy statement and constitute a prospectus of the Company relating to the issuance of (i) the Class A Common Stock upon completion of the Domestication, and (ii) the Merger Consideration; absence of an injunction by any court or other tribunal of competent jurisdiction and absence of a law that prevents, enjoins, prohibits, or makes illegal the consummation of the Merger; and receipt of all consents, approvals, and authorizations legally required to be obtained to consummate the Merger and of any customary legal opinions from counsel to the Company and Seller Merger Sub. In addition, each party’s obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

●	receipt by the Company of the Target Affiliates’ audited financial statements, which includes consolidated balance sheets and consolidated statements of income, shareholders’ equity, and cash flows, as of and for the year ended December 31, 2023, prepared in accordance with United States generally accepted accounting principles (the “2023 Financial Statements”);

●	the net tangible assets of the Company being valued at $5,000,0001 or more after giving effect to the closing of the Merger and any related financing transactions;

●	completion of the Target Affiliates Restructuring (as defined in the BCA), whereby the Seller Merger Sub will acquire ownership of the Target Affiliates; and

●	completion of the Target Affiliates Refinancing (as defined in the BCA) and repayment in full of all Target Affiliate Obligations (as defined in the BCA).

The obligation of the parties to consummate the Merger is also conditioned upon the representations and warranties of each other party being true and correct (subject to certain materiality exceptions), each other party having performed in all material respects its obligations under the BCA and any ancillary documents related thereto, and the absence of a Material Adverse Effect (as defined in the BCA) on each party, unless stated otherwise in the BCA or waived upon mutual agreement of the Company and the Seller.

The BCA may be terminated, and the transactions contemplated thereby may be abandoned at any time prior to the closing as follows:

(a) by mutual written consent of the Company and the Seller;

(b) by written notice by the Company or the Seller if any of the conditions to the closing have not been satisfied or waived by June 30, 2024 (the “Outside Date”); provided, however, that this termination right shall not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the BCA was the cause of, or resulted in, the failure of the closing to occur on or before the Outside Date;

(c) by written notice of either the Company or the Seller if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the BCA, and such order or other action has become final and non-appealable;

(d) by written notice by the Seller to the Company, if (i) there has been a material breach by the Company of any of its representations, warranties, covenants, or agreements contained in the BCA, or if any representation or warranty of the Company becomes materially untrue or materially inaccurate, in any case, which would result in a failure of one of the BCA’s conditions to be satisfied (treating the closing date for such purposes as the date of the BCA or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by the Seller or the Seller Merger Sub; provided, that neither the Seller nor the Seller Merger Sub shall have the right to terminate the BCA under this section if at such time the Seller or the Seller Merger Sub is in material uncured breach of thereof;

(e) by written notice by the Company to the Seller, if (i) there has been a breach by the Seller, the Seller Merger Sub, or any of the Target Affiliates of any of their respective representations, warranties, covenants, or agreements contained in the BCA, or if any representation or warranty of such parties become untrue or inaccurate, in any case, which would result in a failure of one of the BCA’s conditions to be satisfied (treating the closing date for such purposes as the date of the BCA or, if later, the date of such breach), (ii) the breach or inaccuracy is incapable of being cured or is not cured within twenty (20) days after written notice of such breach or inaccuracy is provided by the Company to the Seller and the Seller Merger Sub; provided, that the Company shall not have the right to terminate the BCA under this section if at such time the Company is in material uncured breach thereof, or (iii) the Company objects to any material adverse information contained in the Seller’s disclosure schedules or the Board of Directors of the Company is unable in good faith to make a determination in its reasonable discretion whether the Merger Consideration is fair and reasonable compensation for the acquisition of the Target Affiliates and the parties cannot agree on reasonable and mutually satisfactory modifications to the BCA to address the Company’s objections;

(f) by written notice by the Company to the Seller if there shall have been a Material Adverse Effect with respect to the Seller, the Seller Merger Sub, or the Target Affiliates following the date of the BCA;

(g) by written notice by the Seller to the Company if there shall have been a Material Adverse Effect with respect to the Company following the date of the BCA which is uncured;

(h) by written notice by either the Company or the Seller to the other if the Required Shareholder Approval (as defined in the BCA) is not obtained; or

(i) by written notice by the Company to the Seller if by February 11, 2024 the Company’s Board of Directors determines cannot make a Fairness Determination in accordance with the BCA taking into account all relevant economic and financial terms of the transactions, to the Company’s shareholders.

Notwithstanding the foregoing, before the Company terminates the BCA pursuant to (i) above, the Company must give the Seller ten (10) business days’ prior written notice of its intention to terminate the BCA, and during the ten (10) business days following such written notice, the Company, if requested by the Seller, shall negotiate in good faith with the Seller regarding any revisions to the terms of the BCA proposed by the Company or the Seller. If at the end of the ten (10) business day period, the Company concludes in good faith, after consultation with its counsel and financial advisor (and taking into account any adjustment or modification of the terms of the BCA to which the other party has agreed in writing), that it cannot make a positive Fairness Determination, then it may terminate the BCA.

The BCA requires the Seller parties to pay a termination fee to the Company under certain circumstances as liquidated damages. If the BCA is terminated by either the Company or the Seller under paragraph (b) above and the failure of the closing of the Merger to occur on or before the Outside Date was not caused by, or a result of, the breach or violation of the Company of any representation, warranty, covenant or obligation under the BCA, or (ii) there is a valid and effective termination of the BCA under clause (e) above, then the Seller and Seller Sponsors must pay the Company a termination fee in cash in an aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Termination Fee”). The Seller must pay the Termination Fee to the Company within twenty (20) business days after the date of the valid and effective termination of the BCA by the Company.

The foregoing description of the BCA is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The BCA has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the BCA are qualified by information in confidential disclosure schedules provided by each party in connection with the signing of the BCA. These disclosure schedules contain, or will contain, information that modifies, qualifies, and creates exceptions to, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to the Company’s investors and security holders, the representations and warranties outlined in the BCA. Moreover, certain representations and warranties in the BCA were used to allocate risk between the parties rather than to establish certain matters as facts. Moreover, investors are not third-party beneficiaries under the BCA; information concerning the subject matter of representations and warranties may change after the date of the BCA, and subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, you should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Neither this Current Report on Form 8-K nor the BCA attached hereto constitutes an offer to sell or the solicitation of an offer to buy any securities.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the BCA, the Company, the Seller, and Quadro Sponsor LLC, a Delaware limited liability company and the Company’s sponsor (the “Company Sponsor”), have entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Company Sponsor agreed to vote all its class A ordinary shares in favor of the BCA, the Domestication and all related transactions. The Company Sponsor also agreed to take certain other actions supporting the BCA and related transactions and refrain from taking actions that would adversely affect its ability to perform its obligations under the Sponsor Support Agreement. A copy of the Sponsor Support Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 9, 2024, the Board of Directors of the Company appointed Mr. Greg Nelson and Mr. Jonathan Morris to the Board to fill existing vacancies. Mr. Nelson was appointed to the Company’s audit and compensation committees and will serve as the chairman of the former until the Board of Directors of the Company appoints his successor. Mr. Morris was also appointed to the Company’s audit and compensation committees and will serve as the chairman of the latter until the Board of Directors of the Company appoints his successor. The Board determined that Mr. Nelson and Mr. Morris are independent under Nasdaq’s director independence standards. Below is certain biographical information regarding Mr. Nelson and Mr. Morris:

Gregory Nelson has over 30 years of experience as a finance and investment banking executive and advisor. Since 2014, Mr. Nelson has served as a Managing Director of TAG Financial Institutions Group, LLC, a boutique investment banking firm focused on the Financial Services industry.  Prior to this role, Mr. Nelson served as a Senior Vice President of U.S. Re Companies from 2007 to 2014, where he oversaw corporate development and managed the day-to-date operations of its broker-dealer subsidiary.   Previously, during the period of 2001 – 2007, Mr. Nelson worked in investment banking positions of increasing responsibility with Bear Stearns & Company, Friedman, Billings, Ramsey & Co., and Banc of America Securities, respectively.  Prior to entering the investment banking industry, Mr. Nelson worked in corporate accounting and finance positions with the Allstate Corporation and Amerin Guaranty Corp. (now part of Radian Group). He began his career in public accounting in 1991.  Mr. Nelson earned his BBA in Accounting from Western Michigan University and his M.B.A. from the University of Chicago Booth School of Business.

Jonathan Morris has over 24 years of experience as a finance executive, principal, operator, and advisor. Since 2022, Mr. Morris has served as the Chief Financial Officer of Global Blockchain Acquisition Corp.  Since 2020, Mr. Morris has served as the Chief Financial Officer of Twelve Seas Investment Company II (where he also serves as a director), FreeCast, Inc. and Hush Aerospace LLC. Since 2021, Mr. Morris has served as the Chief Development Officer of TLG Acquisition One Corp. Prior to these roles, in 2020, Mr. Morris served as Chief Financial Officer at Imageware Systems, Inc., and from 2016 to 2020, led principal investments and structuring as President and Senior Managing Director at a large private family office. From 2012 to 2016, Mr. Morris served as a Director at Blackstone Group, Inc., where he focused on telecom and technology investments. From 2005 to 2012, Mr. Morris was part of the TMT Investment Banking Group of Credit Suisse. Mr. Morris began his career in 1997 within the private equity division of Lombard, Odier et Cie, a private bank in Switzerland, and subsequently went to work as an associate at GAIN Capital, a currency hedge fund from 1999 to 2003. Mr. Morris has served on several boards, including on the board of SunGard AS. Mr. Morris earned his B.S. in Economics and Finance from the University of Virginia and his M.B.A. from Georgetown University.

There are no arrangements or understandings between Mr. Nelson or Mr. Morris and any other person pursuant to which they were selected as a director. There have been no transactions, nor are there any currently proposed transactions, between Mr. Nelson and the Company or Mr. Morris and the Company that would require disclosure under Item 404(a) of Regulation S-K.

The Company may enter into independent director agreements with Mr. Nelson and Mr. Morris. If such agreements are executed, they may entitle each of Mr. Nelson and Mr. Morris to a one-time grant of restricted shares, subject to Compensation Committee approval. The Company also intends to reimburse Mr. Nelson and Mr. Morris for pre-approved reasonable business expenses incurred in good faith in connection with the performance of their duties for the Company. Such compensation, if made, shall be subject to adjustment from time to time by the Board of Directors of the Company or the compensation committee thereof.

Item 8.01 Other Events.

Press Release

On January 17, 2024, the Company issued a press release announcing the approval and signing of the BCA. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Neither this Current Report on Form 8-K nor the press release constitutes an offer to sell or the solicitation of an offer to buy any securities.

Additional Information and Where to Find It

In connection with the proposed Domestication and Merger, the Company will file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company, and a definitive proxy statement/prospectus will be mailed to the Company’s shareholders. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus (when available), and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy, or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

The Company’s directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger and Domestication. Information about the Company’s officers and directors can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Information about the directors and officers of the Company following the Merger will be contained in the proxy statement/prospectus and or other required filings related to the appointment of such directors or hiring of such executive officers. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger and Domestication when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, related to the Company and the Merger. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of the Company, including the amount of total assets of the Company or combined companies after any transaction. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed Merger, including future financial and operating results, plans, objectives, expectations and intentions and the anticipated timing of closing of the Merger. In addition, all statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to creating value for shareholders, benefits of the proposed Merger to customers, vendors, employees, shareholders and other constituents of the combined company, integrating the two companies, cost savings and the expected timetable for completing the proposed Merger, are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the Merger (including the failure to obtain necessary shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Merger, including the possibility that the expected benefits from the proposed Merger will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against the Company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed Merger on the market price of the capital stock of the Company, and on the Company’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed Merger; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to the Company can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov, and additional risks and uncertainties relating to the Company, the Seller Merger Sub and Target Affiliates, and the Merger will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available.

Neither the Company nor any other party assumes any obligation to update the forward-looking statements in this document as the result of new information or future events or developments.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Business Combination Agreement dated January 12, 2024, by and among Quadro Acquisition One Corp., Quadro Merger Sub Inc., NHC Holdings II, Inc., NHC Merger Sub, Inc., Global Growth Holdings, LLC, and Greg Lindberg
10.1	Sponsor Support Agreement dated January 12, 2024, by and among Quadro Acquisition One Corp., NHC Holdings II, Inc., and Quadro Sponsor LLC.
99.1	Press Release issued on January 17, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 17, 2024	Quadro Acquisition One Corp.

/s/ Dimitri Elkin
	Name:	Dimitri Elkin
	Title:	Chief Executive Officer